EXHIBIT 99.1

Quantum BioPharma to Attend the ArcStone-Kingswood Growth Summit 2026 in Toronto

TORONTO, Sept. 15, 2026 (GLOBE NEWSWIRE) -- Quantum BioPharma Ltd. (NASDAQ: QNTM) (FSE: 0K91) (“Quantum BioPharma” or the “Company”), a biopharmaceutical company dedicated to building a portfolio of innovative assets and biotech solutions for the treatment of challenging neurodegenerative and metabolic disorders and alcohol misuse disorders with drug candidates in different stages of development, announces is pleased to announce its participation in the upcoming 3rd Annual ArcStone-Kingswood Growth Summit in Toronto, taking place on September 16, 2026, at the Sheraton Center Toronto Hotel. Anthony Durkacz, Co-founder and Executive Co-chairman of the board of Quantum BioPharma, will be presenting on the company’s recent milestones and future growth strategy.

Recently Quantum BioPharma announced that the U.S. Food and Drug Administration (FDA) had approved its Investigational New Drug application for Lucid-MS, to begin Phase 2 trials for the very first time to advance its patented, first-in-class multiple sclerosis (“MS”) program in patients with progressive MS. This is currently an area of substantial unmet medical need within a global MS therapeutics market anticipated to reach approximately US$38.62 billion by 2030 (Grand View Research, 2026).

Lucid-MS is a patented, new chemical entity investigational drug candidate designed to provide neuroprotection through the inhibition of demyelination, a key contributor to disability progression in multiple sclerosis. Unlike most existing therapies that focus primarily on modulating the immune system, Lucid-MS represents a differentiated approach targeting the underlying neurodegeneration—a novel mechanism with the potential to address the root cause of disease advancement in progressive MS.

The ArcStone-Kingswood Growth Summit will be hosting growth issuers and a curated group of investors, family offices, institutional investors, capital market professionals and service providers for a full day of company presentations, networking and 1-on-1 meetings.

Alongside the curated program of 1:1 meetings connecting investors with appropriate projects, the conference program will provide keynote presentation, panel discussions and conversations on the industry developments.

Interested investors who would like to attend the ArcStone-Kingswood Growth Summit can register for a free pass here.

“We’re excited to present Quantum BioPharma to such a large group of potential investors,” said Mr. Durkacz, Co-founder and Executive Co-chairman of the board of Quantum BioPharma.

About ArcStone Securities and Investments Corp.

ArcStone Securities and Investments Corp. is a diversified financial services firm with offices in New York and Toronto. Our firm specializes in providing bespoke solutions to mid-market companies worldwide, with a particular focus on cross-border transactions between Canada and the United States. Our partnership with Kingswood US enhances our ability to offer a full spectrum of financial services to our clients.

About Kingswood US

Kingswood US is a mid-market investment bank with a strong retail equity capital markets franchise and deep rooted investment bank. The firm is dedicated to providing comprehensive financial services, including investment banking, wealth management, and capital raising, to clients across the United States.

About Quantum BioPharma Ltd.

Quantum is a biopharmaceutical company dedicated to building a portfolio of innovative assets and biotech solutions for the treatment of challenging neurodegenerative and metabolic disorders and alcohol misuse disorders with drug candidates in different stages of development. Through its wholly owned subsidiary, Lucid Psycheceuticals Inc. ("Lucid"), Quantum is focused on the research and development of its lead compound, Lucid-MS. Lucid-MS is a patented new chemical entity shown to prevent and reverse myelin degradation, the underlying mechanism of multiple sclerosis, in preclinical models. Quantum invented UNBUZZD™ and spun out its OTC version to a company, Unbuzzd Wellness Inc. ("Unbuzzd") (formerly, Celly Nutrition Corp.), led by industry veterans. Quantum retains ownership of 19.48% (as of June 30, 2026) of Unbuzzd. The agreement with Unbuzzd also includes royalty payments of 7% of sales from unbuzzd™ until payments to Quantum total $250 million. Once $250 million is reached, the royalty drops to 3% in perpetuity. Quantum retains 100% of the rights to develop similar products or alternative formulations specifically for pharmaceutical and medical uses.

Forward-Looking Information

This press release contains certain “forward-looking information” and “forward-looking statements” (collectively, “forward-looking statements”) within the meaning of applicable securities law. Any statements that are not statements of historical fact may constitute forward-looking statements. Forward-looking statements are often, but not always, identified by words or phrases such as “believes,” “anticipates,” “expects,” “estimates,” “intends,” “plans,” “forecasts,” “targets,” “hopes,” “may,” “could,” “would,” “will,” “should,” “might” and similar expressions.

Forward-looking statements in this press release include, but are not limited to, statements regarding the Company’s participation in the ArcStone-Kingswood Growth Summit; the anticipated presentation by Anthony Durkacz regarding the Company’s recent milestones and future growth strategy; the Company’s participation in investor meetings and networking activities; the Company’s business plans, objectives and future growth strategy; and the potential opportunities or benefits that may arise from the Company’s participation in the Summit.

Forward-looking statements are based on a number of material factors and assumptions that management believes are reasonable as of the date of this press release, including assumptions regarding the Company’s ability to participate in the Summit as planned; the availability of management and other participants; the Company’s ability to execute its business and development strategies; its ability to obtain sufficient financing on acceptable terms when required; and general economic, market, regulatory and industry conditions. Although the Company considers these assumptions reasonable, they may prove to be incorrect.

Forward-looking statements involve known and unknown risks, uncertainties and other factors that may cause actual results, performance or achievements to differ materially from those expressed or implied by such statements. These risks and uncertainties include, among others, changes to or cancellation of the Summit or the Company’s participation in it; the possibility that investor meetings, presentations or networking activities do not result in anticipated opportunities or benefits; changes in the Company’s business plans or strategy; the Company’s ability to obtain financing and maintain adequate liquidity; risks inherent in the development and commercialization of pharmaceutical and biotechnology products; regulatory and clinical development risks; market and competitive conditions; and the other risk factors identified in the Company’s continuous disclosure filings.

The reader is urged to refer to the additional information relating to Quantum BioPharma, including the risk factors described in its most recent annual report and management’s discussion and analysis, available on SEDAR+ and in the Company’s filings with the U.S. Securities and Exchange Commission through EDGAR, for a more complete discussion of such risk factors and their potential effects.

This list of risk factors should not be construed as exhaustive. The forward-looking statements contained in this press release are made as of the date of this press release, and the Company does not undertake any obligation to publicly update or revise any forward-looking statements or information contained herein, except as required by applicable securities laws. The forward-looking statements contained in this document are expressly qualified by this cautionary statement.

Contacts:

Quantum BioPharma Ltd.
Zeeshan Saeed, Founder, CEO and Executive Co-Chairman of the Board
Email: Zsaeed@quantumbiopharma.com
Telephone: (833) 304-0323

Investor Relations
Investor Relations: IR@QuantumBioPharma.com
General Inquiries: info@QuantumBioPharma.com